Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

REGARDING COMPLETION OF THE ACQUISITION OF 100% EQUITY INTEREST IN CUCBM

Reference is made to the announcement of CNOOC Limited (the “Company”) dated 1 August 2019 (the “Announcement”) in relation to the Acquisition by CNOOC China, a wholly-owned subsidiary of the Company, of the 100% equity interest in CUCBM pursuant to the Equity Transfer Agreement. Unless the context requires otherwise, capitalised terms used herein shall have the same meanings as those defined in the Announcement.

The Board is pleased to announce that the Completion took place on 11 October 2019 in accordance with relevant provisions under the Equity Transfer Agreement. Upon the registration of the change in equity interest, CUCBM will become an indirect wholly-owned subsidiary of the Company.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 11 October 2019

As at the date of this announcement, the Board comprises:

Executive Director	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

Non-executive Director
Wang Dongjin (Vice Chairman)